SEC
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MAR 01 2017

Washington DC
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17009797

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SEC FILE NUMBER
8-69169

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Marathon Trading Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Radnor Corporate Center, Suite 107
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck — (212)897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2.*

SEC 1410 (06-02)

AFFIRMATION

I, Robert Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Marathon Trading Group LLC for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICK F O'DONNELL
Notary Public
RADNOR TOWNSHIP, DELAWARE COUNTY
My Commission Expires Feb 12, 2020

Marathon Trading Group LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARATHON TRADING GROUP LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2016

MARATHON TRADING GROUP LLC

TABLE OF CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Marathon Trading Group LLC

We have audited the accompanying statement of financial condition of Marathon Trading Group LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marathon Trading Group LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 24, 2017

MARATHON TRADING GROUP LLC

Statement of Financial Condition
December 31, 2016

Assets		
Due from broker	$	2,012,150
Securities owned, at fair value		273,174,776
Total assets	$	275,186,926
Liabilities		
Due to broker	$	103,779,277
Securities sold short, at fair value		109,627,439
Accrued expense		109,538
Total liabilities		213,516,254
Member's capital		61,670,672
Total liabilities and member's capital	$	275,186,926

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Marathon Trading Group LLC (the "Company"), is a wholly-owned subsidiary of Marathon Trading Fund L.P. (the "Member"). The Company is a limited liability company and was formed under the laws of the State of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE") and BATS Global Markets Exchange ("BATS").

The Company acts as a market maker with respect to the trading in listed equity options.

The liability of the Member is limited to the capital held by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's statement of financial condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In accordance with U.S. GAAP, management is required to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

Valuation of Investments in Securities at Fair Value

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Comapny's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market,

the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Equity securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Listed options are valued at the mean between the bid and ask prices. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of management in accordance with U.S. GAAP. The resulting gains and losses are reflected in the statement of operations.

Security Transactions and Income and Expense

The Company records its securities transactions on a trade-date basis. Gains and losses from securities transactions include realized and unrealized gains/losses. Dividend income and expense are recorded on the ex-dividend date. Interest income and expense are accrued as earned or incurred.

Income Taxes

No provision for federal or state income taxes has been made since the Company is a pass-through entity treated as a partnership for U.S. tax purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for federal, state and certain local income taxes.

In accordance with U.S. GAAP, the Company recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by federal tax authorities. As of December 31, 2016, management has analyzed the Company's tax positions taken on the federal partnership tax returns and concluded the Company did not require a provision or liability for uncertain tax positions.

Withholding Taxes

Dividends from non-U.S. sources received by the Company may be subject to non-U.S. withholding taxes at rates ranging up to 30%. Such withholding taxes may be reduced or eliminated under the terms of applicable U.S. income tax treaties.

3. INVESTMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2. The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Equities	$ 234,965,190	$ -	$-	$ 234,965,190
Equity Call Options	4,858,494	3,549,921	-	8,408,415
Equity Put Options	23,177,171	6,624,000	-	29,801,171
Due from broker				
Futures Contracts-open trade equity	218,695	-	-	218,695
Total assets	$ 263,219,550	$ 10,173,921	$-	$ 273,393,471
Liabilities				
Securities sold short, at fair value				
Equities	$ 59,147,064	$ -	$-	$ 59,147,064
Equity Call Options	15,404,923	6,397,296	-	21,802,219
Equity Put Options	23,219,383	5,458,773	-	28,678,156
Total liabilities	$ 97,771,370	$ 11,856,069	$-	$ 109,627,439

There were no transfers between any of the levels within the fair value hierarchy during the year.

4. SECURITIES SOLD SHORT AND OFF-BALANCE SHEET RISK

The Company is engaged in selling securities short, which obligates the Company to replace a borrowed security with the same security at current market value. The Company incurs a loss if the price of the security increases between the date of the short sale and the date on which the Company replaces the borrowed security. The Company realizes a gain if the price of the security declines between those dates. Gains are limited to the price at which the Company sold the security short, while losses are potentially unlimited in size. Subsequent market fluctuations may require purchasing securities sold short at prices which may differ from the market value reflected in the statement of financial condition. Those increases or decreases may be mitigated somewhat by offsetting changes in eh values of hedged or hedging positions in other financial instruments.

The clearing and depository operations for the Company's transactions are performed by one major financial institution.

5. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into trading activities which include option and futures contracts, which are forms of derivative financial instruments.

Derivative financial instruments base their value upon an underlying asset, index or reference rate. These instruments are subject to various risks, including leverage, market, credit, liquidity and operational risks. Changes in the market value of these instruments, subsequent to year-end, may be greater or less of amounts recognized in the Company's statement of financial condition. The Company manages the risks associated with derivatives on an aggregate basis, along with the risks associated with its trading and as part of its overall risk management policies.

Derivatives are generally based upon notional values. Notional amounts are not recorded on the statement of financial condition, but rather are utilized solely as a basis for determining future cash flows to be exchanged.

Futures

Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded. Futures contracts provide for the delayed delivery of securities or other financial instruments with the counterparty agreeing to make or take delivery at a specified future date, at a specified price or yield. Credit risk represents the potential loss that the Company would incur if the futures counterparties fail to perform pursuant to the terms of their obligations to the Company. The Company carries its futures accounts with a Futures Commission Merchant that is regulated by the Commodity Futures Trading Commission and various other regulatory bodies and is a member of various exchanges. In addition, the Company only enters into futures contracts that are traded on large, recognized exchanges. The Company is subject to equity and commodity price risk, foreign currency exchange and interest rate risk, and liquidity risk in the normal course of pursuing its investment objectives. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions. Management is of the opinion that credit risk related to futures contracts at December 31, 2016 will not have a significant adverse effect on the financial condition of the Company.

Options

The Company is subject to equity and commodity price risk, and foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument, commodity, or currency underlying the option, or for use as an economic hedge against certain positions held in the Company's portfolio holdings. Options purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written or sold short obligate the Company to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes or sells short an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the value of the financial instrument underlying the written option.

For some OTC options, the Company may be exposed to counterparty risk from the potential that a seller of an option does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open options. In these instances, the Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

The locations on the statement of financial condition of the Company's derivative positions by type of exposure, all of which are not accounted for as hedging instruments, as of December 31, 2016 are as follows:

	Asset derivatives		Liability derivatives	
Derivatives not accounted for as hedging instruments categorized by primary underlying risk	**Statement of financial condition location**	**Fair value**	**Statement of financial condition location**	**Fair value**
Volatility				
Futures contracts-open trade equity	Due from broker	$ 218,695		$ -
Equity price				
Options	Securities owned, at fair value	38,209,586	Securities sold short, at fair value	50,480,375
Total		$ 38,428,281		$ 50,480,375

At December 31, 2016, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long contracts held		Short contracts held	
Primary underlying risk	Notional amounts	Number of contracts	Notional amounts	Number of contracts
Volatility				
Futures contracts	$ 6,534,000	432	$ 2,403,375	145
Equity price				
Options				
Calls	264,731,070	52,194	1,260,598,576	163,339
Puts	357,725,700	68,633	558,565,330	184,278
Total Options*	622,456,770	120,827	1,819,163,906	347,617
Total	$ 628,990,770	121,259	$ 1,821,567,281	347,762

*Notional amounts presented for options are based on the exercise value (number of contracts multiplied by exercise price and contract size) of the underlying shares as if the options were exercised at December 31, 2016.

The Company considers the volume at December 31, 2016 to be an accurate representation of the volume of derivatives activities during the year ended December 31, 2016.

6. OFFSETTING ASSETS AND LIABILITIES

The Company is required to disclose the impact of offsetting assets and liabilities presented in the statement of financial condition to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of setoff criteria: the amounts owed by the Company to another party are determinable, the Company has the right to set off the amounts owed with the amounts owed by the other party, the Company intends to set off, and the Company's right of setoff is enforceable at law. Exposure from financial derivative instruments can only be netted across transactions governed under the same master agreement with the same legal entity.

The Company's derivative instruments held as of December 31, 2016, are not subject to a master netting agreement.

7. RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with the Member. Pursuant to the agreement, the Member provides accounting, administration, information technology, compliance services, office space,

employee services, professional fees and other services. The Parent provides these services at no cost to the Company.

8. REGULATORY REQUIREMENTS

The Company acts as an options specialist on the CBOE and is operating under an exemption from SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (or, the "Net Capital Rule") pursuant to subparagraph (b)(1) of that rule.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

9. DUE TO/FROM BROKER

In the normal course of business, substantially all of the Company's securities transactions, money balances held, and securities positions held are with Bank of America Merrill Lynch pursuant to a customer agreement. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill its contractual obligations on its behalf. Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short. Amounts due to broker represent margin borrowings that are collateralized by certain marketable securities.

10. SUBSEQUENT EVENTS

From January 1, 2017 through February 24, 2017, the Company accepted additional capital contributions of approximately $144,000 and paid capital withdrawals of $11,185,000.